UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 23, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

BSQUARE Corporation

File No. 000-27687 - CF#29766

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BSQUARE Corporation submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 10, 2012 and a Form 10-Q filed on August 9, 2012

Based on representations by BSQUARE Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.18	10-Q	May 10, 2012	through May 13, 2018
10.18(a)	10-Q	May 10, 2012	through May 13, 2018
10.18(b)	10-Q	August 9, 2012	through May 13, 2018
10.12	10-Q	August 9, 2012	through May 13, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary